Exhibit 12.1

STATEMENTS RE: COMPUTATION OF RATIOS

(in thousands USD)

	Jan. 1, 2006 to April 6, 2006	April 7, 2006 to December 31, 2006	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Computation of Fixed Charges
Interest expense	$2,024	$13,390	$15,414	$19,454	$22,363	$21,522	$22,071
Amortization of debt issuance costs and debt discount	242	179	421	665	723	713	713
Portion of rental expense representative of interest (1)	68	262	330	816	2,690	1,667	1,583

Total fixed charges	2,334	13,831	16,165	20,935	25,776	23,902	24,365

Computation of Earnings
Income (loss) from continuing operations before income taxes	(20,193)	(5,981)	(26,174)	(976)	1,439	(106,591)	(20,923)
Fixed charges per above	2,334	13,831	16,165	20,935	25,776	23,902	24,365

Total earnings	(17,859)	7,850	(10,009)	19,959	27,215	(82,689)	3,442

Ratio of earnings to fixed charges	*	0.6	*	1.0	1.1	*	0.1

* Earnings inadequate to cover fixed charges
Deficiency	$(20,193)	$(5,981)	$(26,174)	$—	$—	$(106,591)	$(20,923)

(1)	The interest portion of operating leases is assumed to be 30%.